Exhibit 99.1

TransAlta Posts Updated Investor Presentation

CALGARY, April 1, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX:TA) (NYSE:TAC) today posted an updated investor presentation (the "Presentation") to its website at https://transalta.com/investor-centre/events-and-presentations/. A copy of the Presentation is also being filed on the Company's SEDAR profile at www.sedar.com  and the Company's EDGAR profile at www.sec.gov/edgar.shtml.

In the Presentation, TransAlta provides further background on the Company's:

  Significant progress executing its plan to 100% clean energy by 2025
  Extensive shareholder engagement and long-standing relationship with Brookfield
  Highly competitive financing and value for TransAlta's Hydro assets offered by the Brookfield Investment
  Exceptional board nominees that bring complementary skills and experience and strong governance track record.

TransAlta's presentation also cautions shareholders that the five dissident nominees put forward by Mangrove and Bluescape have limited public company and executive experience and do not measure up to the calibre of TransAlta's board nominees.

Vote the BLUE Proxy to Protect TransAlta's Future

TransAlta asks shareholders to read the Circular carefully and to vote the BLUE proxy FOR all 12 TransAlta director nominees at our upcoming Meeting on April 26, 2019. Shareholder support is critical as we work to build a foundation for long-term, sustainable value creation as a leading clean energy company.

A vote FOR TransAlta's director nominees will be a vote to realize the value of TransAlta's diverse and quality assets for decades to come, a vote for an experienced and engaged Board and a vote to share in the upside of TransAlta. Becoming a voter is fast and easy. To support TransAlta's Board, vote only your BLUE proxy or voting instruction form today.

If you have any questions about the Meeting, please contact Kingsdale Advisors, TransAlta's strategic shareholder advisor and proxy solicitation agent, by telephone at 1-877-659-1820 (toll-free in North America) or 1-416-867-2272 (collect outside North America) or by email at contactus@kingsdaleadvisors.com.

About TransAlta Corporation
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, businesses and utility customers clean, affordable, energy efficient, and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the Meeting; the investment by Brookfield; ability of the investment to enhance the Company's financial position and ability to execute the strategy; the transition to 100% clean energy by 2025; Brookfield increasing its share ownership in TransAlta to 9% and other commitments; the Company's future ownership levels in or control over the Alberta hydro assets; the anticipated timing, costs and benefits of TransAlta's coal-to-gas conversion strategy; the timing, terms and probability of returning capital to shareholders; the appointment of three new nominees to the Board; the expected higher cash flow and anticipated adjusted EBITDA in respect of the hydro assets in the Brookfield investment; the Company's relationship with Brookfield Renewable Partners or its affiliates and other shareholders; the expected timing, costs and benefits of the strategic investment by and partnership with Brookfield Renewable or its affiliates; the formation of a joint operating committee; continued operational improvements; and advancements in the Company's strategy relating to clean energy and growth. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made, including assumptions pertaining to: the election of the Company's proposed director nominees at the Meeting, the closing of the Brookfield investment; no significant changes to regulatory, securities, credit or market environments; the anticipated Alberta capacity market framework in the future; our ownership of or relationship with TransAlta Renewables Inc. not materially changing; the Alberta hydro assets achieving their anticipated value, cash flows and adjusted EBITDA; the expected life extension of the coal fleet and anticipated benefits and financial results generated on the coal-to-gas conversion and the Company's other strategies; the Company's and Mangrove's/Bluescape's strategies and plans; the ability to successfully compete in the expected Alberta capacity market; and no significant changes in laws. The forward-looking statements are subject to a number of risks and uncertainties that may cause actual performance, events or results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: the failure of the Company's nominees to be elected at the Meeting; the failure of the Brookfield investment to close; legal actions or proceedings, including those pertaining to the Brookfield investment; the appointment of any slate of directors proposed by Mangrove/Bluescape and the subsequent termination of the Brookfield investment by the Company; our Alberta hydro assets not achieving their anticipated value, cash flows or adjusted EBITDA once the applicable power purchase arrangement has expired; changes to the expected life extension of our coal fleet and anticipated financial results generated on conversion; and other risks and uncertainties contained in the Company's Circular dated March 26, 2019 and its annual information form and management's discussion and analysis for the year ended December 31, 2018. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. In light of these risks, uncertainties and assumptions, the forward-looking statements might occur to a different extent or at a different time than we have described, or might not occur at all. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Certain financial information contained in this news release, including adjusted EBITDA in respect of the Brookfield investment, may not be standard measures defined under International Financial Reporting Standards ("IFRS") and may not be comparable to similar measures presented by other entities. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. For further information on the calculation of adjusted EBITDA in respect of the Brookfield investment and how it is calculated with regard to the exchangeable securities to be issued, see the Company's material change report dated March 26, 2019 and a complete copy of the investment agreement with Brookfield, filed under the Company's profile with the Canadian securities regulators on www.sedar.com and the Securities and Exchange Commission on www.sec.gov.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/April2019/01/c7431.html

%CIK: 0001144800

For further information: Investor Inquiries: Sally Taylor, Manager, Investor Relations, Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 19:00e 01-APR-19